Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	OXiGENE, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 24, 2014
File No. 333-190464

Dear Mr. Riedler:

We are submitting this letter on behalf of OXiGENE, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 30, 2014 (the “Comment Letter”) from the Staff to Dr. Peter J. Langecker, the Company’s Chief Executive Officer, relating to the above-referenced Amendment No. 2 to the registration statement on Form S-1 of the Company, filed with the Commission on January 24, 2014. In conjunction with this letter, the Company is filing Amendment No. 3 to the registration statement (“Amendment No. 3” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comments as set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.

General

1.	Please revise your disclosure to specify the expiration date of the warrants underlying the units.

Response: The Company acknowledges the Staff’s comment and notes that such information has been included in Amendment No. 3 to the Registration Statement.

2.	Please amend your disclosure to include executive and director compensation disclosure reflecting the compensation awarded to named executive officers and directors during the most recently completed fiscal year ended December 31, 2013. Please note that your Summary Compensation Table should also include the compensation awarded to NEOs in the fiscal year ended December 31, 2012.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

January 31, 2014

Response: The Company acknowledges the Staff’s comment and notes that such information has been included in Amendment No. 3 to the Registration Statement.

*        *        *         *        *

The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission

Mr. Matthew Jones

Mr. Bryan Pitko

OXiGENE, Inc.

Peter J. Langecker, M.D., Ph.D.

Ms. Barbara Riching

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ms. Andrea Paul

Ms. Melanie Ruthrauff